UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-KSB

                     ANNUAL REPORT UNDER SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the fiscal year ended June 30, 1997

                         Commission file number 0-22619

                              VALUESTAR CORPORATION
                 (Name of small business issuer in its charter)

           Colorado                                             84-1202005
(State or other jurisdiction of                             (I.R.S. Employer
 incorporation or organization)                           Identification Number)

                               1120A Ballena Blvd.
                            Alameda, California 94501
                                 (510) 814-7070
          (Address and telephone number of principal executive offices)

        Securities registered pursuant to Section 12(b) of the Act: None

           Securities registered pursuant to Section 12(g) of the Act:
                        Common Stock, par value $0.00025
                                (Title of class)

This Annual Report on Form 10-KSB for the fiscal year ended June 30, 1997 is being filed pursuant to Rule 15d-2 under the Securities Exchange Act of 1934 and contains only certified financial statements as required by Rule 15d-2.

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No__

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

State issuer's revenues for its most recent fiscal year. $1,054,530

The aggregate market value of the issue's Common Stock held by non-affiliates as of October 20, 1997 (assuming for this purpose that only directors and officers of registrant are affiliates of registrant), based on the average of the closing bid and asked prices on that date, was approximately $8,235,500.

As of October 20, 1997 there were 8,326,246 shares of ValueStar Corporation Common Stock, par value $0.00025, outstanding.

                   DOCUMENTS INCORPORATED BY REFERENCE - None

Transitional Small Business Disclosure Format (check one): Yes __ No X

PART II
Item 7. Financial Statements

The Company's Form 10-SB Registration Statement, as amended, due to the filing and effective dates, did not contain the certified financial statements for the fiscal year ended June 30, 1997, therefore, as required by Rule 15d-2, these are being filed under cover of the facing page of an Annual Report on Form 10-KSB. Following is the contents and thereafter the independent auditor's report and financial statements.



                                    CONTENTS


                                                                     PAGE

INDEPENDENT AUDITORS' REPORT..........................................F-1


CONSOLIDATED FINANCIAL STATEMENTS

     Balance sheet....................................................F-3

     Statements of operations.........................................F-4

     Statements of stockholders' deficit..............................F-5

     Statements of cash flows.........................................F-6

     Notes to financial statements....................................F-7

INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Valuestar Corporation


We have audited the accompanying consolidated balance sheet of Valuestar Corporation, as of June 30, 1997, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated statements of operations, stockholders' equity, and cash flows for the year ended June 30, 1996, were audited by other auditors whose report on those statements, dated August 23, 1996, included an explanatory paragraph expressing substantial doubt about Valuestar Corporation's ability to continue as a going concern.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements as of and for the year ended June 30, 1997 present fairly, in all material respects, the financial position of the Company as of June 30, 1997, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2, the Company's recurring losses from operations and its inability to generate sufficient cash flows from operations to meet its obligations, raises substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                  /s/ MOSS ADAMS LLP

Santa Rosa, California
September 15, 1997


                                                                        Page F-1

To the Board of Directors
and Shareholders of
ValueStar Corporation


                         INDEPENDENT ACCOUNTANTS' REPORT

We have audited the accompanying consolidated statements of operations, stockholders' equity and cash flows of ValueStar Corporation for the year ended June 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations, stockholders' equity and cash flows of ValueStar Corporation for the year ended June 30, 1996 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred losses from operations, and has relied on the sale of its common stock, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company has restated its consolidated financial statements for the year ended June 30, 1996 as a result of changing its accounting method from deferring and amortizing rating and research fees relating to customer surveys and printing and distribution costs associated with the Company's consumer publication to expensing these fees and costs in the year incurred. The effect of these changes was to increase the net loss for the year ended June 30, 1996 by $13,372.


                                            /s/ MOHLER, NIXON & WILLIAMS
                                            MOHLER, NIXON & WILLIAMS
                                            Accountancy Corporation

Campbell, California
August 23, 1996, except for the
restatement of the consolidated
financial statements, for which the
date is October 9, 1997


                                                                        Page F-2

                                                             VALUESTAR CORPORATION
                                                        CONSOLIDATED BALANCE SHEET

----------------------------------------------------------------------------------
June 30,                                                                 1997
----------------------------------------------------------------------------------
                                      ASSETS
CURRENT ASSETS
        Cash                                                          $    44,225
        Receivables                                                       295,542
        Inventory                                                          27,863
        Prepaid expenses                                                    7,035
                                                                      -----------

                        Total current assets                              374,665
                                                                      -----------

PROPERTY AND EQUIPMENT                                                     49,422
                                                                      -----------

DEFERRED COSTS                                                            134,085
                                                                      -----------

                        Total assets                                  $   558,172
                                                                      ===========


                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
        Accounts payable                                              $   373,226
        Accrued liabilities and other payables                            112,277
        Deferred revenues                                                  22,720
        Current maturities of long-term debt                               30,000
                                                                      -----------

                        Total current liabilities                         538,223
                                                                      -----------

LONG-TERM DEBT, less current maturities                                   100,000
                                                                      -----------

STOCKHOLDERS' DEFICIT
        Common stock, .00025 par value; 20,000,000 shares
                authorized, 8,326,246 shares issued and outstanding         2,082
        Additional paid-in capital                                      3,759,351
        Accumulated deficit                                            (3,841,484)
                                                                      -----------

                        Total stockholders' deficit                       (80,051)
                                                                      -----------

                        Total liabilities and stockholders' deficit   $   558,172
                                                                      ===========

The accompanying notes are an integral part of these financial statements.
----------------------------------------------------------------------------------

                                                                          Page F-3

                                                           VALUESTAR CORPORATION
                                           CONSOLIDATED STATEMENTS OF OPERATIONS

--------------------------------------------------------------------------------
Years Ended June 30,                                 1997              1996
--------------------------------------------------------------------------------

REVENUES                                          $ 1,054,530       $   410,269
                                                  -----------       -----------

OPERATING EXPENSES
        Cost of revenues                              532,133           240,713
        Selling                                       749,100           377,481
        Marketing and promotion                       739,455           225,104
        General and administrative                    523,854           330,421
                                                  -----------       -----------

                                                    2,544,542         1,173,719
                                                  -----------       -----------

LOSS FROM OPERATIONS                               (1,490,012)         (763,450)
                                                  -----------       -----------

OTHER INCOME (EXPENSE)
        Interest expense                               (9,000)           (4,099)
        Miscellaneous                                   1,200            (5,151)
                                                  -----------       -----------

                                                       (7,800)           (9,250)
                                                  -----------       -----------

NET LOSS                                          $(1,497,812)      $  (772,700)
                                                  ===========       ===========

NET LOSS PER SHARE                                $     (0.20)      $     (0.14)
                                                  ===========       ===========

WEIGHTED AVERAGE OF COMMON SHARES
        OUTSTANDING                                 7,330,831         5,432,615
                                                  ===========       ===========


The accompanying notes are an integral part of these financial statements.
--------------------------------------------------------------------------------
                                                                        Page F-4

                                                                                                               VALUESTAR CORPORATION
                                                                                    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                                                                                                  Years Ended June 30, 1997 and 1996

------------------------------------------------------------------------------------------------------------------------------------
                                                                Common Stock           Additional
                                                       ---------------------------       Paid-in       Accumulated
                                                         Shares          Amount          Capital         Deficit            Total
                                                       -----------     -----------     -----------     -----------      -----------
Balance, June 30, 1995                                   4,747,286     $     1,186     $ 1,509,076     $(1,570,972)     $   (60,710)

Sale of stock at $.35 per share                            310,000              77         108,423            --            108,500
Sale of stock at $.50 per share                          1,100,000             275         549,725            --            550,000
Conversion of debt to stock at
        $.50 per share                                     136,200              34          68,066            --             68,100
Sale of 666,666 shares of stock
        at $.75 per share, plus 66,666
        issued for net offering costs                      733,332             185         499,815            --            500,000
Net loss                                                      --              --              --          (772,700)        (772,700)
                                                       -----------     -----------     -----------     -----------      -----------
Balance, June 30, 1996                                   7,026,818           1,757       2,735,105      (2,343,672)         393,190

Sale of stock at $.75 per share                          1,000,000             250         749,750            --            750,000
Conversion of debt to stock
        at $.75 per share                                   43,195              11          32,385            --             32,396
Sale of stock at $.75 per share                             53,333              13          39,987            --             40,000
Stock issued to employees                                    2,900               1           2,174            --              2,175
Sale of stock at $1.00 per share                           200,000              50         199,950            --            200,000
Net loss                                                      --              --              --        (1,497,812)      (1,497,812)
                                                       -----------     -----------     -----------     -----------      -----------
Balance, June 30, 1997                                   8,326,246     $     2,082     $ 3,759,351     $(3,841,484)     $   (80,051)
                                                       -----------     -----------     -----------     -----------      -----------


The accompanying notes are an integral part of these financial statements.
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                            Page F-5

                                                                                                               VALUESTAR CORPORATION
                                                                                               CONSOLIDATED STATEMENTS OF CASH FLOWS

------------------------------------------------------------------------------------------------------------------------------------
Years Ended June 30,                                                                                  1997                  1996
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
        Net loss                                                                                   $(1,497,812)         $  (772,700)
        Adjustments to reconcile net loss to net
                cash used by operating activities:
                        Depreciation                                                                     9,885                4,577
                        Change in allowance for doubtful accounts                                       23,207                 (207)
                Changes in:
                        Receivables                                                                   (218,829)             (65,659)
                        Inventory                                                                      (12,533)              (5,861)
                        Prepaid expenses                                                                (3,927)              (5,965)
                        Deferred costs                                                                 (64,923)             (59,964)
                        Accounts payable                                                               215,698              114,127
                        Accrued liabilities and other payables                                          57,454               33,375
                        Deferred revenues                                                              (28,019)              35,759
                                                                                                   -----------          -----------

                                Net cash used by operating activities                               (1,519,799)            (722,518)
                                                                                                   -----------          -----------

CASH FLOWS FROM INVESTING ACTIVITIES
        Property and equipment acquisitions                                                            (12,960)             (38,650)
                                                                                                   -----------          -----------

CASH FLOWS FROM FINANCING ACTIVITIES
        Proceeds from sale of stock                                                                    992,175            1,158,500
        Proceeds from debt                                                                             130,000               68,100
        Principal payments on long-term debt                                                              --                (23,600)
                                                                                                   -----------          -----------

                                Net cash provided by financing activities                            1,122,175            1,203,000
                                                                                                   -----------          -----------

NET INCREASE (DECREASE) IN CASH                                                                       (410,584)             441,832

CASH, beginning of year                                                                                454,809               12,977
                                                                                                   -----------          -----------

CASH, end of year                                                                                  $    44,225          $   454,809
                                                                                                   ===========          ===========


SUPPLEMENTAL CASH-FLOW INFORMATION:

        Cash paid during the year for:
                Interest                                                                           $     9,000          $     4,099
                Income taxes                                                                       $       800          $       800

        Non-cash investing and financing activities:
                Conversion of debt to equity                                                       $    32,396          $    68,100


The accompanying notes are an integral part of these financial statements.
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                            Page F-6

                                                           VALUESTAR CORPORATION
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING
         POLICIES

Description of operations - The Company, a Colorado corporation, conducts its operations through ValueStar, Inc., a wholly-owned subsidiary. ValueStar, Inc. was incorporated in California in 1991, and is a provider of service and professional business rating information to consumers. A certification trademark, "ValueStar(R) Certified" is issued to businesses that have successfully passed an independent rating of their customers' satisfaction. The Company's activities are currently concentrated in Northern California.

Principals of consolidation - The consolidated financial statements include the accounts of Valuestar Corporation and its wholly-owned subsidiary. All material intercompany transactions and balances have been eliminated.

Inventory - Inventory consists of promotional materials for sale to ValueStar(R) certified businesses, and direct advertising material, and is stated at the lower of cost (first-in, first-out method) or market.

Property and equipment - Property and equipment are stated at cost and depreciated using the straight line method over estimated useful lives of five to seven years.

Income taxes - Income taxes are recognized using enacted tax rates, and are composed of taxes on financial accounting income that is adjusted for requirements of current tax law, and deferred taxes. Deferred taxes are the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of existing assets and liabilities.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the Company make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. The amounts estimated could differ from actual results.

Revenue recognition - The Company's revenues are primarily from annual certification and rating fees, and are recognized when all related services are provided to the customer. Rating services are primarily related to a survey of a business' customers and the delivery of a ratings report. Services associated with certification include an orientation on becoming a ValueStar(R) Certified business and the delivery of certification materials and manuals. Sales of marketing materials and other services are recognized as materials are shipped or services are rendered.

Concentration of credit risk - Financial instruments potentially subjecting the Company to concentrations of credit risk consist primarily of demand deposits in excess of FDIC limits and trade receivables. The Company's demand deposits are placed with major financial institutions. The risk associated with trade receivables is mitigated by the Company's ability to remove certification information from the customer's premises.

Deferred costs - All direct costs related to marketing and advertising the ValueStar(R) certification to businesses and consumers are expensed in the period incurred, except for direct-response advertising costs, which are capitalized and amortized over the expected period of future benefits. Deferred costs are periodically evaluated to determine if adjustments for impairment are necessary.

Net loss per common share - Net loss per common share is based on the weighted average number of common shares outstanding during the year. Common stock equivalents have been excluded from the weighted average shares outstanding since the effect of these potentially dilutive securities would be antidilutive.

--------------------------------------------------------------------------------
                                                                        Page F-7

                                                           VALUESTAR CORPORATION
                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value of financial instruments - The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. For certain of the Company's financial instruments, including cash, accounts receivable and accounts payable, the carrying amount approximates fair value because of the short maturities. The carrying amount of the Company's short-term and long-term debt approximates fair value because interest rates available to the Company for issuance of similar debt with similar terms and maturities are approximately the same.

Recent accounting pronouncements - The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (SFAS No. 128). SFAS 128 provides a different method of calculating earnings per share than is currently used in accordance with Accounting Principles Board Opinion No. 15, "Earnings Per Share." SFAS 128 provides for the calculation of "Basic" and "Dilutive" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. The Company will adopt SFAS No. 128 in 1998, and its implementation is not expected to have a material effect on the consolidated financial statements.

Reclassifications - Certain reclassifications have been made to the June 30, 1996, financial statements to conform to the current year's presentation.


NOTE 2 - GOING CONCERN

The Company has experienced recurring losses from operations and the use of cash from operations. A substantial portion of the losses is attributable to marketing and promotion costs associated with increasing consumers' awareness of the meaning of ValueStar(R) Certified, marketing to businesses the advantages of becoming ValueStar(R) Certified, and discounting certain fees to encourage businesses to become ValueStar(R) Certified.

It is management's plan to seek additional financing through private placements as well as other means. Management believes the additional capital it is seeking will be available in the future and will enable the Company to achieve sales growth and, ultimately, profitable operations.

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Cash flows from future operations may not be sufficient to enable the Company to meet its obligations, and market conditions and the Company's financial position may inhibit its ability to achieve profitable operations.

These factors, as well as the future availability or inadequacy of financing to meet future needs, could force the Company to reduce the emphasis on the growth in new certified businesses and place increased reliance on more profitable renewals. Such actions could have an adverse impact on the Company's operations.

--------------------------------------------------------------------------------
                                                                        Page F-8

                                                           VALUESTAR CORPORATION
                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

--------------------------------------------------------------------------------


NOTE 3 - RECEIVABLES

                                                                          1997
                                                                        --------
Trade receivables                                                       $323,542
Employee receivables                                                       2,000
                                                                        --------

                                                                         325,542
Less allowance for doubtful accounts                                      30,000
                                                                        --------

                                                                        $295,542
                                                                        ========


NOTE 4 - PROPERTY AND EQUIPMENT

                                                                          1997
                                                                         -------
Computer equipment                                                       $39,190
Fixtures and equipment                                                    15,013
Office equipment                                                           7,796
Logo design                                                                4,949
                                                                         -------

                                                                          66,948
Less accumulated depreciation                                             17,526
                                                                         -------

                                                                         $49,422
                                                                         =======


NOTE 5 - ACCRUED LIABILITIES AND OTHER PAYABLES

                                                                          1997
                                                                        --------
Payroll and payroll taxes                                               $ 53,146
Accrued operating expenses                                                34,213
Accrued vacation                                                          10,096
Other                                                                     14,822
                                                                        --------

                                                                        $112,277
                                                                        ========

--------------------------------------------------------------------------------
                                                                        Page F-9

                                                           VALUESTAR CORPORATION
                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

--------------------------------------------------------------------------------


NOTE 6 - DEFERRED COSTS

Deferred costs consists of direct-response advertising programs consisting of telemarketing, printing and mailing costs. These direct costs are capitalized and amortized over a twelve month period. At June 30, 1997, approximately $134,100 of advertising costs were capitalized and reported as an asset. Advertising and promotion costs charged to expense were $567,000 and $203,200 for the years ended June 30, 1997 and 1996, respectively.


NOTE 7 - LONG-TERM DEBT WITH RELATED PARTIES

                                                                          1997
                                                                        --------
Notes payable to entities related to certain Company directors;
        with interest at 12%; a balloon payment of principal and
        accrued interest is due in September, 1998; unsecured           $100,000

Notes payable to entities related to a Company director; with interest at 12%; principal and accrued interest are due on
        demand; unsecured                                                 30,000
                                                                        --------

                                                                         130,000
Less current maturities                                                   30,000
                                                                        --------

                                                                        $100,000
                                                                        ========


Maturities of long-term debt for succeeding years are as follows:

               Year Ending June 30,
               --------------------
                       1998            $ 30,000
                       1999             100,000
                                       --------
                                       $130,000
                                       ========


NOTE 8 - INCOME TAXES

The significant temporary differences between the carrying amounts and tax bases of existing assets and liabilities that give rise to deferred tax assets and liabilities include deferring the deduction of various reserves and deferring the deduction, for tax purposes, of various accrued but unpaid expenses.

A valuation allowance is required for those deferred tax assets that are not likely to be realized. Realization is dependent upon future earnings during the period that temporary differences and carryforwards are expected to be available. Because of the uncertain nature of their ultimate utilization, based upon the Company's past performance, a complete valuation allowance is recorded against these deferred tax assets.

--------------------------------------------------------------------------------
                                                                       Page F-10

                                                           VALUESTAR CORPORATION
                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

--------------------------------------------------------------------------------

NOTE 8 - INCOME TAXES (Continued)

The Tax Reform Act of 1986 and the California Conformity Act of 1987 impose restrictions on the utilization of net operating losses in the event of an "ownership change", as defined by Section 382 of the Internal Revenue Code. There has not been a determination whether an ownership change has taken place, but net operating losses available to the Company for use in future years may be limited because a change in ownership could result from the issuance of additional stock.


                                                           1997         1996
                                                        ----------    ----------
Deferred income taxes consist of the following:
        Gross deferred tax assets                       $1,331,000    $  700,000
        Gross deferred tax liabilities                      65,000          --
                                                        ----------    ----------
                                                         1,266,000       700,000
Less valuation allowance                                 1,266,000       700,000
                                                        ----------    ----------

                                                        $    --       $     --
                                                        ==========    ==========


The Company's deferred tax assets consist primarily of federal and state net operating losses that are available for carryforward and will expire according to the following:

                                                           Net Operating Loss
                                                         -----------------------
                            Date of expiration            Federal     California
                            ------------------           ----------   ----------
                                   1998                  $     --     $  436,100
                                   1999                        --        178,000
                                   2000                        --        736,000
                                   2001                        --        763,000
                                   2007                      98,900         --
                                   2008                     410,500         --
                                   2009                     365,700         --
                                   2010                     178,600         --
                                   2011                     736,900
                                   2012                   1,525,000         --
                                                         ----------   ----------
                                                         $3,315,600   $2,113,100
                                                         ==========   ==========


NOTE 9 - PREFERRED STOCK

The Company has designated 5 million shares of capital stock as preferred stock, with a par value of $0.00025 per share. There were no issued or outstanding shares of preferred stock at June 30, 1997.

--------------------------------------------------------------------------------
                                                                       Page F-11

                                                           VALUESTAR CORPORATION
                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

--------------------------------------------------------------------------------

NOTE 10 - STOCK OPTIONS AND WARRANTS

The Company applies APB Opinion No. 25 and related interpretations in accounting for its various stock option plans. FASB No. 123 "Accounting for Stock-Based Compensation" (SFAS 123) was issued by the FASB in 1995 and , if fully adopted, changes the method for recognition of cost on plans similar to those of the Company. Adoption of SFAS 123 is optional; however, had compensation costs for the Company's other stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS 123, the Company's net loss would have been increased by approximately $12,500 and $29,300 for the years ended June 30, 1997 and 1996, respectively. The fair value of each option and warrant granted during 1997 and 1996 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 0%, (3) risk free interest rate of 7%, and (4) an expected life of the options of from 3 to 5 years. Options issued during 1997 and 1996 have an estimated weighted average fair value of $0.22 and $0.13, respectively.

In 1992 the Board of Directors approved the 1992 Incentive Stock Option Plan (ISO Plan) and the 1992 Non-Statutory Stock Option Plan (NSO Plan). Both plans expire in 2002. Each plan reserves 250,000 shares of common stock for incentive and nonstatutory stock options. Options under the ISO Plan and NSO Plan expire over a period not to exceed ten years from the date of grant.

In 1996 the stockholders approved the 1996 Stock Option Plan. The plan expires in 2006 and reserves 300,000 shares of common stock for nonqualified stock option. Options under the plan expire over a period not to exceed ten years from the date of grant.

In 1997 the stockholders approved the 1997 Stock Option Plan. The plan expires in 2007 and reserves 200,000 shares of common stock for Incentive Stock Options. Options under the plan expire over a period not to exceed ten years from the date of grant.

In connection with consulting services, the Company has granted 150,000 stock purchase warrants that are exercisable at $0.75 per share and expire in April, 2002. In addition, 10,000 warrants were issued in conjunction with the issuance of certain debt. These warrants are exercisable at $0.75 per share, and expire in September, 1998.

The following table summarizes common stock option activity:

                                              1997 Plan              1996 Plan            1992 NSO Plan           1992 ISO Plan
                                       -------------------      ------------------       -----------------      ------------------
                                       Shares        Price      Shares       Price       Shares      Price      Shares       Price
                                       ------        -----      ------       -----       ------      -----      ------       -----
Balance, July 1, 1995                     --       $  --           --      $  --         200,000   $0.40-0.50   200,000   $0.40-0.50
Granted                                   --          --        340,000          0.50     50,000       --        50,000       --
Canceled                                  --          --           --         --          --           --          --         --
Exercised                                 --          --           --         --          --           --          --         --
Expired                                   --          --           --         --          --           --          --         --
                                       -------                  -------                  -------                -------
Balance, June 30, 1996                    --                    340,000          0.50    250,000    0.40-0.50   250,000    0.40-0.50
Granted                                 57,000       0.75        17,000          0.75     --           --          --         --
Canceled                                  --          --       (210,000)         0.50     --           --          --         --
Exercised                                 --          --           --         --          --           --          --         --
Expired                                   --          --           --         --          --           --          --         --
                                       -------                  -------                  -------                -------
Balance, July 31, 1997                  57,000     $ 0.75       147,000    $0.50-0.75    250,000   $0.40-0.50   250,000   $0.40-0.50
                                       =======                  =======                  =======                =======

                                                           VALUESTAR CORPORATION
                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

--------------------------------------------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES

The Company has not yet reviewed its software and hardware components to ensure its computers and other associated systems are year 2000 compliant. Cost of compliance, if any, can not be estimated at this time.

The Company rents office space under an operating lease expiring in July 1998. The monthly lease payments, currently $2,759, are adjusted annually for increases in the Consumer Price Index beginning after the second year, as defined in the lease agreement. The Company is responsible for its pro-rata share of common area maintenance fees, which includes utilities, maintenance and insurance. Rent expense for the years ended June 30, 1997 and 1996 was $33,000 and 22,500, respectively.

Minimum lease payments for this operating lease are as follows:

             Year Ending June 30,
             --------------------
                      1998              $34,776
                      1999                1,112
                                        -------
                                        $35,888
                                        =======



NOTE 12 - SUBSEQUENT EVENTS

Subsequent to June 30, 1997, the Company obtained a $250,000 revolving line of credit, with interest at prime plus 2%. Certain notes payable to entities related to a Company director are subordinated to the line of credit. The bank's commitment under this agreement matures in August 1998.

In addition, the Company adopted a 401(k) profit-sharing plan subsequent to June 30, 1997 that covers substantially all employees meeting certain minimum age and service requirements. The Company, at the direction of the Board of Directors, may make discretionary profit-sharing contributions to the plan.

                                   SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   VALUESTAR CORPORATION



                                   By:    /s/ JAMES STEIN
                                          ---------------
                                          James Stein
                                          President and Chief Executive Officer


Date:  October 24, 1997


In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

      Name                                     Position                         Date
      ----                                     --------                         ----
/s/ JAMES STEIN                     President, Chief Executive Officer          October 24, 1997
    -----------                     and Director
    James Stein                     (principal executive officer)

/s/ BENJAMIN A. PITTMAN             Secretary and Controller                    October 24, 1997
    -------------------             (principal financial officer)
    Benjamin A. Pittman

/s/ JAMES A. BARNES                 Treasurer and Director                      October 24, 1997
    ---------------
    James A. Barnes

/s/ JERRY E. POLIS                  Director                                    October 24, 1997
    --------------
    Jerry E. Polis